Filed by Brookfield Renewable Partners L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TerraForm Power, Inc.

Registration Nos.: 333-234614 and 234614-01

Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this presentation include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratios of FFO (as defined below), expected liquidity, the outlook in our core markets, including North America, Europe, Latin America, China and India expected impact of inflation on revenue and FFO, target annual equity deployment, returns and costs reductions, future commissioning of assets, the contracted nature of our portfolio, technology diversification, acquisition and investment opportunities, financing and refinancing opportunities, proceeds from opportunistically recycling capital, future energy prices and demand for electricity, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital and liquidity. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, “deliver”, “growth”, “advance” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this presentation are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; political instability or changes in government policy, or unfamiliar cultural factors; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our limited partnership units, preferred limited partnership units or securities exchangeable for our limited partnership units, or the perception of such sales or issuances, could depress the trading price of our limited partnership units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the risk that the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders; and other factors described in this prospectus, including those set forth under “Risk Factors” in our annual report on Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this presentation and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our annual report on Form 20-F.

We Have the Highest Quality Cash Flows in the Sector All figures are pro forma the TERP transaction and based on long-term average generation, proportionate to BEP. Figures are pro forma the TERP transaction and based on revenue, proportionate to BEP. Excludes financial contracts and Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. Hydro Focused1 Contracted Cash Flows1 7% 6% 64% 66% 15-year Average PPA Term2 Growing Global Footprint1 Cash flows are supported by a strong contract profile and are well diversified by technology and geography

We Simultaneously Grew and De-risked our Cash Flows Today a ~20% below LTA-hydrology year in any single market would have less than a 2% impact on our FFO ~$2.50+ FFO PER UNIT $0.87 FFO PER UNIT 2010 2020 10%+ CAGR New York 16% New England 7% MISO 5% PJM 4% Forecasted figures based on LTA and proforma TERP transaction.

Notice to Recipients Additional Information and Where to Find It This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this presentation may be deemed to be solicitation material in respect of the transaction by Brookfield Renewable Partners L.P. (“BEP”), Brookfield Renewable Corporation (“BEPC”) and TerraForm Power, Inc. (“TERP” or “TerraForm Power”). BEP and BEPC have filed relevant materials with the SEC, including a registration statement on Form F-1/F-4 (File Nos. 333-234614 and 333-234614-01) (the “F-1/F-4”), as filed with the SEC as an amendment to Form F-1, that includes a proxy statement of TerraForm Power and also constitutes a prospectus of BEP and BEPC. On June 29, 2020, the SEC declared the F-1/F-4 effective. TerraForm Power commenced mailing the definitive proxy statement/prospectus to stockholders of TerraForm Power on or about June 29, 2020. This presentation is not a substitute for the registration statement, proxy statement/prospectus or any other documents that BEP, BEPC or TerraForm Power may file with the SEC or send to stockholders in connection with the transaction. STOCKHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHICH WAS ALSO FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain copies of the F-1/F-4, including the proxy statement/prospectus relating to the TERP acquisition, the prospectus relating to the special distribution of BEPC exchangeable shares and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Terraform Power are available free of charge on Terraform Power’s website at http://www.terraform.com/. Copies of documents filed with the SEC by BEP and BEPC are available free of charge on BEP’s website at http://bep.brookfield.com/. Participants in Solicitation TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and BEP and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TerraForm Power common stock in respect of the transaction. Information about the directors and executive officers of TerraForm Power is set forth on its website at http://www.terraformpower.com/. Information about the directors and executive officers of BEP is set forth on its website at http://bep.brookfield.com/. Information about the directors and executive officers of BEPC is set forth on the F-1/F-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the TERP acquisition. You may obtain free copies of these documents as described in the preceding paragraph. Non Solicitation No securities regulatory authority has either approved or disapproved of the contents of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.